21001252

ION

SEC Mail Processing Section
MAR 17 2021
Washington DC
415

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-67238 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sage Canyon Advisors LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

433 Canyonside Dr
(No. and Street)

| Boulder | CO | 80302 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Peter-Christian Olivo 303-931-7767
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Spicer Jeffries LLP
(Name – *if individual, state last, first, middle name*)

| 4601 DTC Boulevard, Suite 700 | Denver | CO | 80237 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, Peter-Christian Olivo, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sage Canyon Advisors LLC, as of December 31, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Peter-Christian Olivo Digitally signed by Peter-Christian Olivo Date: 2021.02.19 17:45:55 -07'00'

Signature

Managing Director

Title

2/19/21

Notary Public

SARAH T. HASSELL
NOTARY PUBLIC
STATE OF COLORADO
NOTARY ID: 20064001345
MY COMMISSION EXPIRES: 1/14/2022

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

## SAGE CANYON ADVISORS, LLC

## TABLE OF CONTENTS


| | Page(s) |
|---|---|
| Report of the Independent Registered Public Accounting Firm | 3 – 4 |
| Statement of Financial Condition | 5 |
| Statement of Operations | 6 |
| Statement of Changes in Members' Equity | 7 |
| Statement of Cash Flows | 8 |
| Notes to Financial Statements | 9 – 13 |
| Supplementary Information: | |
| Computation of Net Capital Pursuant to Uniform Net Capital Rule 15c3-1 | 14 |
| Report of Independent Registered Public Accounting Firm on the Company's Exemption Report | 15 |
| Management Statement regarding Compliance with Exemption Under SEC Rule 15c3-3 | 16 |

SPICER JEFFRIES LLP
Certified Public Accountants

4601 DTC BOULEVARD • SUITE 700
DENVER, COLORADO 80237
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Sage Canyon Advisors, LLC

## Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Sage Canyon Advisors, LLC (the "Company") as of December 31, 2020, and the related statements of operations, changes in members' equity and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

## Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

**Supplemental Information**

The Computation of Net Capital has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital is fairly stated, in all material respects, in relation to the financial statements as a whole.

Spicer Jeffries LLP

We have served as Sage Canyon Advisors, LLC's auditor since 2006.

Denver, Colorado
February 17, 2021

## SAGE CANYON ADVISORS, LLC

## STATEMENT OF FINANCIAL CONDITION
## DECEMBER 31, 2020

### ASSETS

| | | |
|---|---|---|
| **CASH AND CASH EQUIVALENTS** | $ | 10,110 |
| **COMPUTER EQUIPMENT,** net of accumulated depreciation of $780 | | - |
| **OTHER ASSETS** | | 553 |
| | **$** | **10,663** |

### LIABILITIES AND MEMBERS' EQUITY

| | | |
|---|---|---|
| **LIABILITIES:** | | |
| Accounts payable | $ | 825 |
| **CONTINGENCIES** (Note 3) | | |
| **MEMBERS' EQUITY** (Note 2) | | 9,838 |
| | **$** | **10,663** |

The accompanying notes are an integral part of this statement.

## SAGE CANYON ADVISORS, LLC

### STATEMENT OF OPERATIONS
### YEAR ENDED DECEMBER 31, 2020

| | | |
|---|---|---|
| **REVENUE:** | | |
| Interest and other income | $ | 355 |
| **EXPENSES:** | | |
| General and administrative expenses | | 11,678 |
| Professional fees | | 8,650 |
| Regulatory fees | | 2,327 |
| ***Total expenses*** | | 22,655 |
| **NET LOSS** | **$** | **(22,300)** |

The accompanying notes are an integral part of this statement.

## SAGE CANYON ADVISORS, LLC

## STATEMENT OF CHANGES IN MEMBERS' EQUITY
## YEAR ENDED DECEMBER 31, 2020

| | | |
|---|---|---|
| **BALANCE,** December 31, 2019 | $ | 8,538 |
| Capital contributions | | 23,600 |
| Net loss | | (22,300) |
| **BALANCE,** December 31, 2020 | **$** | **9,838** |

The accompanying notes are an integral part of this statement.

## SAGE CANYON ADVISORS, LLC

## STATEMENT OF CASH FLOWS
## YEAR ENDED DECEMBER 31, 2020

| | | |
|---|---|---|
| **CASH FLOWS FROM (TO) OPERATING ACTIVITIES:** | | |
| Net loss | $ | (22,300) |
| Adjustments to reconcile net loss to net cash used in operating activities: | | |
| Non-cash expenses | | 6,600 |
| Depreciation | | 87 |
| Changes in operating assets and liabilities: | | |
| Decrease in other assets | | 777 |
| Decrease in accounts payable | | (875) |
| Decrease in advances from members | | (8,000) |
| ***Net cash used in operating activities*** | | (23,711) |
| **CASH FLOWS PROVIDED BY FINANCING ACTIVITIES:** | | |
| Capital contributions | | 17,000 |
| **NET DECREASE IN CASH AND CASH EQUIVALENTS** | | (6,711) |
| **CASH AND CASH EQUIVALENTS,** at beginning of year | | 16,821 |
| **CASH AND CASH EQUIVALENTS,** at end of year | **$** | **10,110** |
| **SUPPLEMENTAL DISCLOSURE OF NON-CASH FINANCING ACTIVITIES:** | | |
| Expenses paid by owner | **$** | **6,600** |

## *NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES*

### *Organization and Operations*

Sage Canyon Advisors, LLC (the "Company") is a Colorado limited liability company and operates as a securities broker-dealer. The Company was formed on September 26, 2005 and commenced operations in May 2006. The Company is registered as a broker-dealer with the Securities and Exchange Commission operating mainly in merger and acquisition advisory services. The Company is also a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

### *15c3-3 Exemption*

The Company, under Rule 15c3-3(k)(2)(i), is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts.

### *Revenue Recognition*

Commissions from merger and acquisition advisory services are recognized when earned in accordance with the applicable advisory agreements.

### *Fair Value of Financial Instruments*

The Company values its investments in accordance with Accounting Standards Codification 820 - Fair Value Measurements ("ASC 820"). Under ASC 820, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. ASC 820 establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumption about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

> Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and blockage discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

*NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)*

***Fair Value of Financial Instruments*** *(continued)*

Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary from investment to investment and is affected by a wide variety of factors, including the type of investment, whether the investment is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value was greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined by the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions were set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company used prices and inputs that were current as of the measurement date, including during periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many investments. This condition could cause an investment to be reclassified to a lower level within the fair value hierarchy.

Investment in stocks and other non-marketable securities for which there is no public market are valued based upon a valuation obtained by management. The valuation considers various factors such as earnings history, financial condition, recent sales prices of the issuer's securities and the proportion of securities owned.

*NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)*

***Recent Accounting Announcements***

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), to increase transparency and comparability among organizations by recognizing a right-of-use asset and a lease liability on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either operating or financing, with such classification affecting the pattern of expense recognition in the income statement. ASU 2016-02 is effective for fiscal years and interim periods within those years beginning after December 15, 2018, and early adoption is permitted. The adoption of ASU 2016-02 did not have a material effect on the financial statements.

***Income Taxes***

The Company is not a taxable entity and accordingly, all income is reported on the members' tax returns.

The Company is required to determine whether a tax position is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any tax related appeals or litigation processes, based on the technical merits of the position. The Company files an income tax return in the U.S. federal jurisdiction and may file income tax returns in various U.S. states. The Company is not subject to income tax return examinations by major taxing authorities for years before 2017. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized results in the Company recording a tax liability that reduces net assets. However, the Company's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof. The Company recognizes interest accrued related to unrecognized tax benefits and penalties related to unrecognized tax benefits in income taxes payable, if assessed. No interest expense or penalties have been recognized as of and for the year ended December 31, 2020.

***Use of Estimates***

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

***Cash and Cash Equivalents***

For the purposes of the statement of cash flows, the Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

## *NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (concluded)*

***Computer equipment***

The Company owns computer equipment with a cost of $780 and accumulated depreciation of $780. Depreciation expense for the year ended December 31, 2020 was $87.

## *NOTE 2 - NET CAPITAL REQUIREMENTS*

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2020, the Company had net capital and net capital requirements of $9,285 and $5,000, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was 0.09 to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

## *NOTE 3 - CONTINGENCIES AND OFF-BALANCE SHEET RISK*

The Company is engaged in various corporate financing activities with counterparties that primarily include issuers with which the Company has an advisory agreement. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

The Company records certain amounts in rent and telephone to reflect the facility costs of the Company in one of the member's homes. The Company recorded $4,800 in rent and $1,800 in telephone for the year ended December 31, 2020.

The global pandemic caused by Covid-19 developed rapidly in 2020 and resulted in a high level of uncertainty and volatility that impacted businesses in all sectors.

The Company's financial instruments, including cash and cash equivalents, other assets and accounts payable are carried at amounts that approximate fair value due to the short-term nature of those instruments. Investments are valued as described in Note 1.

## *NOTE 4 - SUBSEQUENT EVENTS*

The Company has performed an evaluation of subsequent events through February 17, 2021. The evaluation did not result in any subsequent events that required disclosures and/or adjustments except as follows:

*NOTE 4 - SUBSEQUENT EVENTS (concluded)*

In December of 2020, the Company entered into a new membership agreement with FINRA where the Company will not claim an exemption from SEA Rule 15c3-3. Under this new agreement, the Company does not and will not hold or otherwise owe funds or securities of or for customers an does not and will not carry PAB accounts. This new membership agreement will take effect in 2021.

# SUPPLEMENTARY INFORMATION

## SAGE CANYON ADVISORS, LLC

### COMPUTATION OF NET CAPITAL
### PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1
### DECEMBER 31, 2020

| | | |
|---|---|---|
| **CREDIT:** | | |
| Members' equity | $ | 9,838 |
| **DEBITS:** | | |
| Non-allowable asset: | | |
| Other assets | | 553 |
| ***Total debits*** | | 553 |
| **NET CAPITAL** | | 9,285 |
| Minimum requirements of 6-2/3% of aggregate indebtedness of $825 or $5,000, whichever is greater | | 5,000 |
| **EXCESS NET CAPITAL** | **$** | **4,285** |
| **AGGREGATE INDEBTEDNESS:** | **$** | **825** |
| **RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL** | | **0.09 to 1** |

There are no material differences between the above computation of net capital and the corresponding computation as submitted by the Company with the unaudited Form X-17A-5 as of December 31, 2020

SPICER JEFFRIES LLP
Certified Public Accountants

4601 DTC BOULEVARD • SUITE 700
DENVER, COLORADO 80237
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Members of
Sage Canyon Advisors, LLC

We have reviewed management's statements, included in the accompanying management statement regarding compliance with Rule 15c3-3 exemption report, in which (1) Sage Canyon Advisors, LLC (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(i) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Spicer Jeffries LLP

Denver, Colorado
February 17, 2021

SAGE CANYON
ADVISORS, LLC

Member FINRA/SIPC

February 16, 2021

Re: **SAGE CANYON ADVISORS, LLC MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH EXEMPTION UNDER SEC RULE 15c3-3 DECEMBER 31, 2020**

To Whom It May Concern:

To the knowledge and belief of Sage Canyon Advisors, LLC (the "Company"), the Company claimed an exemption from possession and control requirements of SEC Rule 15c3-3 under subparagraph (k)(2)(i) for the year ended December 31, 2020.

This subparagraph states:
(k) EXEMPTIONS
(2)(i) will not hold customer funds or safekeep customer securities.

The Company met the identified exemptions provisions throughout the most recent fiscal year without exception.

Very truly yours,

Sage Canyon Advisors, LLC

By: ______________________
Peter-Christian Olivo, Managing Director